Exhibit 99.2
ASML 2009 Third Quarter Results Sales and orders rise as chip industry executes technology investment strategy October 14, 2009

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda Business summary ASML business update Outlook and summary

Business summary

Q3 results Net sales of € 555 million, 24 systems shipped valued at € 459 million, service revenue at € 96 million Average selling price for new systems shipped is € 23.4 million Gross Margin of 34.4% Shipped 13 immersion systems including 2 used Booked net 35 systems, valued at € 777 million Backlog increased to € 1,353 million, 54 systems including 37 immersion tools

Total net sales M€ 1,543 2,465 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 318 453 685 629 949 919 184 329 616 763 942 930 844 277 370 611 533 958 934 697 555 526 785 548 1053 955 494 0 500 1000 1500 2000 2500 3000 3500 4000 4500 2003 2004 2005 2006 2007 2008 2009 Net sales Q4 Q3 Q2 Q1

Net system sales breakdown in value: Q3 2009 End-use Foundry 20% Numbers have been rounded for readers' convenience Technology I-Line 2% ArF immersion 84% ArF dry 4% USA 17% Korea 25% Sales in Units Region China 20% Taiwan 26% Memory 71% IDM 9% Singapore 12% KrF 10% 1 6 4 13 ArF immersion ArF dry KrF I-Line

Numbers have been rounded for readers' convenience. Consolidated statement of operations M€ Q 2 09 Q 3 09 Net sales 277 55 5 Gross profit Gross margin % 34 12.5% 191 34.4 % R&D costs 118 11 5 SG&A costs 41 38 I ncome (loss) from operations Operating income % (12 5 ) - 45 ..0% 3 9 6.9 % Net income (loss) Net income as a % of sales (104) - 37.6% 20 3.6%

Key financial trends 2008 - 2009 Consolidated statement of operations M€ Numbers have been rounded for readers' convenience. Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Net Sales 696 494 184 277 55 5 Gross profit Gross margin % 265 38.1% 39 7.9% 12 6.7% 34 12.5% 191 34.4 % R&D 130 127 118 118 115 SG&A 52 47 41 41 38 Income (loss) from operations Operating income % 83 12.0% (135) - 27 ..4% (147) - 80.0% (125) - 45.0% 3 9 6.9 % Net income (loss) Net income as a % of sales 73 10.5% (88) - 17.8% (117) - 63.8% (104) - 37.6% 20 3.6 % Units sold 37 25 11 10 24 ASP New Systems 21.6 20.4 13.8 31.1 23. 4 Net Bookings Units 31 13 8 15 35

Cash flow M€ Numbers have been rounded for readers' convenience. Q2 09 Q3 09 Net income (loss) (104) 20 Adjustments to reconcile net income (loss) to net cash flows from operating activities; Impairment and obsolescence 48 30 Depreciation and amortization 32 39 Deferred income taxes (31) (4) Other non - ca sh items 3 4 Change in assets and liabilities 114 (154) Net cash provided by (used in) operating activities 62 (65) Net cash provided by (used in) investing activities (34) (14) Net cash provided by (used in) financing activities (86) 5 Tota l FX effects 0 (1) Net increase (decrease) in cash and cash equivalents (58) (75)

Balance sheet as of September 27, 2009 M€ Numbers have been rounded for readers' convenience. Assets Jun 2009 Sep 200 9 Cash and cash equivalents 1,093 31% 1,018 28 % Accounts receivable, net 213 6% 382 11 % Finance receivables, net 21 1% 21 1% Inventories, net 926 26% 882 25 % Other assets 274 8% 29 3 8% Tax asset s 269 7% 26 3 7% Fixed assets 749 21% 709 20 % Total assets 3,545 100% 3,568 100% Liabilities and shareholders' equity Jun 2009 Sep 2009 Current liabilities 941 26% 9 50 26% Non - current liabilities 913 26% 912 26% Sharehol ders' equity 1,691 48% 1,706 48% Total liabilities and shareholders' equity 3,545 100% 3,568 100%

71% of backlog or € 958 million system sales carry shipment dates in the next 6 months (up from 59% in Q2) Booked 27 new tools at € 727 million, 8 used at € 50 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period Numbers have been rounded for readers' convenience Backlog as of September 27, 2009 New systems Backlog Used systems Backlog Total systems Backlog Units 4 6 8 54 Value M€ 1 , 284 M€ 69 M€ 1 , 353 ASP M€ 27.9 M€ 8.6 M€ 2 5 ..1

Backlog: value and litho units Backlog units 0 500 1000 1500 2000 2500 Jan 03 Jul 03 Jan 04 Jul 04 Jan 05 Jul 05 Jan 06 Jul 06 Jan 07 Jul 07 Jan 08 Jul 08 Jan 09 Jul 09 Backlog value M€ 0 50 100 150 200 250 300 Backlog value Systems

Taiwan Europe Singapore Korea USA Japan China 19 8 4 33 16 17 memory IDM Foundry 60 23 17 0 0 0 immersion KrF 1-line ArF dry 89 7 4 Backlog lithography in value per September 27, 2009 Total value M€ 1,353 Technology ArF immersion 89% KrF 7% ArF dry 4% Region USA 16% Taiwan 23% Korea 33% Europe 7% Japan 17% End-use Memory 60% IDM 23% Foundry 17% Numbers have been rounded for readers' convenience Singapore 4%

ASML business update

Technology conversions continue - minimal wafer capacity added Sales doubled from Q2 due to demand for advanced technology from: DRAM customers introducing new memory devices Foundry ramping 40nm products Memory customers buy new immersion tools to support manufacturing of the next node (5x and 4x nm) enabling bit growth without adding wafer capacity Foundry technology transition (4x nm) results in additional wafer manufacturing capacity at leading edge

Bookings activity by sector Q3 bookings are predominantly from DRAM and Foundry sectors in support of process shrinks NAND order activity negligible foundry idm memory 24 14 62 foundry idm memory 14 7 14 Bookings in value Bookings in units IDM 14% Foundry 24% Memory 62% IDM 20% Foundry 40% Memory 40%

Cash position remains solid Q3 cash & cash equivalents at € 1.018 billion remain above our target of € 1 billion even as we invest in working capital to prepare for sales growth as a result of: Stringent cost control Products sold out of inventory Net cash used in operations in Q3 is € 65 million as increasing sales level results in higher account receivables Q4 cash balance is expected at level similar to end Q3 2009

For double patterning 30 nm and smaller Productivity more than 175 wafers per hour Overlay less than 3 nm First TWINSCAN NXT:1950i shipped in Q3 as planned

TWINSCAN NXT - Proven performance Qualification data chuck 2 chuck 1 spec CD uniformity 0.9 0.6 1.1 0.9 3.5 nm Across Field 50nm Off Focus 0.6 2.2 nm Across Field Best Focus 1.2 3.2 nm Across Wafer Nominal Focus X = 1.6 Y = 1.7 1 2 3 4 5 6 7 8 0 2 4 Overlay [nm] Overlay: CD Uniformity: wafer

Outlook and summary

Q4 2009 outlook Net sales expected around € 550 million Gross margin expected of about 37% R&D is expected at € 115 million net of credit SG&A is expected at € 37 million Q4 2009 orders expected to be at least of similar value as Q3 2009 Tax rate for 2009 is expected below 20%

Summary Bookings of € 777 million in Q3 reflecting accelerated technology investments in DRAM and Foundry after 9 months of very low capital spending Q4 order intake is expected at least of similar value as Q3 2009 H2 2009 bookings is for deliveries in H1 2010 and will translate into significant sales growth versus current levels. This substantial order increase does not factor in a full worldwide economic recovery, which, if it materializes, could sustain H1 2010 sales level into H2 2010 We expect our cash balance in Q4 2009 to be at a similar level as per end Q3, even as we prepare to ramp NXT shipments in H1 2010 and to build EUV systems planned for delivery in H2 2010

Outlook We booked 35 systems worth € 777 million in the third quarter, nearly twice the level booked in the second quarter; this level reflects accelerated technology investments in the DRAM memory and Foundry segments after a 9 month period of very low capital spending. This recovery mainly supports new Integrated Circuits product introductions, not so much an overall significant wafer capacity increase ASML's Q3 order intake, and that of Q4 which we expect to be at least of similar value, is for deliveries in the first half of 2010 and will translate into significant sales growth versus Q3 levels. This substantial order increase does not factor in a full worldwide economic recovery, which, if it materializes, could sustain the first half sales level into the second half of 2010 ASML expects Q4 2009 net sales of around € 550 million and gross margin in Q4 2009 of about 37 percent. R&D expenditures are expected to be at € 115 million net of credits and SG&A costs are expected at € 37 million. We expect our cash balance in Q4 2009 to be at a similar level as per end- Q3, even as we prepare to ramp NXT shipments in the first half of 2010 and to build EUV systems planned for delivery in the second half of 2010